GMAM ABSOLUTE RETURN STRATEGIES FUND, LLC

AMENDMENT NO. 2 TO
THE
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

     The undersigned, being at least a majority of the Managers of GMAM Absolute Return Strategies Fund, LLC, a Delaware limited liability company (the “Company”), organized pursuant to a Certificate of Formation dated June 13, 2001, do hereby amend the Company’s Amended and Restated Limited Liability Company Agreement, dated as of November 22, 2002, as amended by Amendment No. 1 thereto dated as of July 28, 2003 (the “Agreement”), pursuant to Article VIII, Section 8.1(a) of the Agreement by:

Deleting the third sentence of Section 4.4(a) of the Agreement and replacing it with the following: “However, no Fund shall offer to repurchase Interests on more than four occasions during any one Fiscal Year unless it has been advised by counsel to the Company to the effect that such more frequent offers should not cause any adverse tax consequences to such Fund.”

Except for the foregoing, the Agreement, as modified hereby, remains in full force and effect. This instrument shall constitute an amendment to the Agreement and shall be effective upon execution by a majority of the Managers. This instrument may be executed in several parts. The undersigned has executed this instrument on the date set forth below.

/s/ Nancy C. Everett	8/18/08
Nancy C. Everett	Date

/s/ Charles A. Hurty	8/18/08
Charles A. Hurty	Date

/s/ Robert E. Shultz	8/18/08
Robert E. Shultz	Date